(all amounts are in U.S. dollars except where otherwise indicated)
(1)Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports Second Quarter 2020 Results

•Strong free cash flow1 of $177 million, with total liquidity increased to $1.2 billion
•Sales of $230 million, after reflecting a sales discount accrual of $25 million related to pricing action
•GAAP diluted loss per share of $1.26, and adjusted diluted loss per share1 of $0.99
•Q2 GAAP results reflect $224 million of charges, including $131 million of COVID-related charges and $93 million in accelerated Back to Basics initiatives
•Amendment to credit agreement covenants eliminates impact of Q2 and provides flexibility going forward
•Actions to right-size manufacturing and SG&A
•Strong focus on health and safety measures as operations ramp back

Montreal, Thursday, July 30, 2020 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the second quarter ended June 28, 2020.

Results for the second quarter, as anticipated, reflected the effects of the widespread government-mandated closures which began in the latter part of March and led to a pause in economic activity for a good part of the second quarter. Not surprisingly, our sales in the quarter of $230 million were down 71% compared to last year and we incurred substantial COVID-related costs and charges. “Despite the impact of the COVID-19 pandemic, we maintained a strong focus on our key priorities, including the health and safety of our employees and the long term positioning of our business” said Glenn J. Chamandy, President and CEO of Gildan Activewear. “Against the challenging backdrop of the pandemic and the difficult but necessary actions we have taken, we have accelerated efforts under our Back to Basics strategy to further simplify our product portfolios, remove complexity and cost from our business, better support our customers and drive long term market share growth.”

While results for the second quarter were significantly impacted by the COVID-19 pandemic, we were encouraged by certain signs of recovery, particularly as point of sales (POS) trends during the quarter performed better than we expected across all channels. By the end of the second quarter, essentially all imprintables distributor customer warehouses and the majority of retailer brick and mortar store locations had re-opened in the U.S., although many with reduced operating hours. POS related to certain categories in the US imprintables channel, including fleece and fashion basics, started to turn positive in the month of June. In international markets, although POS were down on a year-over year basis, demand declines decelerated with POS in Europe and Latin America performing better than anticipated for the quarter. In the retail channel, while sales were down meaningfully overall, certain categories held up better during the quarter and total sales of our men's underwear products were up 23.5% compared to last year, reflecting strong sell-through and market share gains. We also saw good performance in activewear in certain retailers. While the majority of our manufacturing operations remained closed for the quarter, sell-through of our products were serviced from our inventories and from our customers' inventories, particularly in the imprintables channel, where we saw a significant drawdown of inventories in the channel during the quarter. Finally, in line with improving demand, we have started to resume production at various operating levels across the majority of our facilities.

Despite these improving demand trends and the restart of our production facilities, uncertainty remains with respect to the impact of the virus and the pace at which global economies will recover. Consequently, during the second quarter we took a number of actions to drive market share in this environment, further reduce our cost base, and strengthen our level of financial flexibility. We believe these actions will position us well as we continue to manage through the impact of the pandemic as we head towards 2021 and for longer term growth in 2022. Specifically, the major COVID-related impacts on earnings in the quarter and the key actions which we have taken guided by our Back to Basics strategy are highlighted below:

COVID-related impacts and Back to Basics initiatives
•We continued to manage and align our operations and inventory levels with the demand environment and kept the majority of our production facilities idle or operating at low levels of capacity during the second quarter. Consequently, approximately $86 million of manufacturing labour and overhead costs were expensed as period costs in the quarter. These cash and non-cash costs would have normally been absorbed into inventory if our facilities had been running at normal levels.
•In order to further lower our cost structure, we reduced our overall manufacturing workforce by an additional 6,000 employees, adjusting to the current demand environment. We also reduced our SG&A workforce by approximately 380 employees and announced the closure of a smaller specialty yarn-spinning operation in the U.S. during the quarter. We recorded restructuring charges of $29 million in the quarter primarily related to these cost reduction actions which we currently expect will generate $46 million of cost reduction savings on an annual go forward basis.
•Due to lower projected production requirements for 2020, we unwound excess commodity derivative hedge positions and marked to market excess cotton commitments with merchants resulting in a total charge of $24.6 million reflected in cost of sales.
•We incurred inventory charges of approximately $56 million in total related to imprintables and retail inventory in the quarter. $14 million was due to the decline in the net realizable value of certain retail end-of-line products due to the current market environment. $26 million was related to our imprintables SKU rationalization initiative and $16 million was related to retail product-line inventory management as part of our Back to Basics strategy.
•In June, in order to drive market share in the imprintables channel, the Company announced and implemented certain promotional programs in the US providing discounts to distributors based on their June sell-through of our products to screenprinters. We subsequently announced the extension of these promotional incentives through July and August, and consequently, we recorded a sales discount accrual that reduced sales in the quarter by $24.6 million for the expected discounts to be earned by distributors on the future sell-through of their inventory held at the end of the second quarter.
•Finally, in June, we negotiated a 12-month covenant amendment to our existing credit agreements providing increased financial flexibility through the first quarter of 2021 as the Company continues to navigate through this global pandemic. During the covenant relief period, our leverage covenant will exclude the financial results for the second quarter of 2020 from the ratio calculation. For the purpose of the net leverage ratio covenant, last twelve months (LTM) EBITDA will be based on the last three quarters (excluding the second quarter of 2020) preceding the date at which the ratio is calculated converted to an annualized four quarter number. Further, the net leverage ratio covenant has been increased to various maximum levels ranging from 3.5 to 4.5 for each quarter within the covenant relief period and 3.5 thereafter. Additional information on the covenant amendment can be found in our MD&A and financial statements for the three and six months ended June 28, 2020.

Overall as a result of these actions and COVID-19-related impacts, we reported a GAAP loss of $1.26 per share and an adjusted loss of $0.99 per share in the second quarter. The GAAP loss reflects the impact of the decline in revenue combined with the impact of the total $224 million of charges, including $131 million of COVID-19-related charges and $93 million in accelerated Back to Basics initiatives. Despite this large loss, due to the combination of tight working capital and capex management we generated $177 million of free cash flow in the quarter. Net debt at the end of June totaled $987 million and our available liquidity increased to approximately $1.2 billion.

Q2 2020 operating results
Sales for the second quarter ended June 28, 2020 of $229.7 million declined 71.3% compared to last year, primarily driven by sales volume declines as a result of the meaningful demand downturn in the quarter, the impact of significant distributor inventory destocking in imprintables, unfavourable product-mix, and higher promotional discounting in imprintables. Activewear sales in the second quarter totaled $131.6 million, down 80.2% compared to the second quarter of 2019. The decline stemmed primarily from lower sales volumes of imprintables which were down 75% in North America and approximately 55% internationally. In addition to the negative POS, we saw high levels of de-

stocking by distributors as they serviced demand and managed working capital needs by drawing down their inventory levels. Consequently, inventories in the distributor channel at the end of the quarter were and continue to be meaningfully lower than last year. Sales in activewear also reflected the impact of higher promotional discounting in the quarter, including the sales discount accrual of $24.6 million related to the imprintables promotional incentives based on the ongoing sell-through of our products from distributors to screenprinters. In the current environment, we believe there is an opportunity to leverage our cost base and financial position to drive further market share penetration through promoting in the imprintables channel. Activewear sales volumes in retail were also down due to the widespread closure of retail stores, most notably impacting our business with department stores, national chains, sports specialty retailers and global lifestyle brand customers, partly offset by better sell-through in the craft, mass and online channels. Sales in the hosiery and underwear category of $98.1 million were down 27.9% in the quarter compared to last year. The decrease in sales in the hosiery and underwear category was also tied to retail store closures during the quarter which impacted our sock business. Our sales performance in underwear was strong in the quarter, up 23.5% over the prior year, reflecting double digit growth in private brand underwear and underwear products sold on-line, despite a decline in overall industry demand in this category according to data from NPD Retail tracking Service.

Gross profit was negative in the quarter due primarily to COVID-19 and Back to Basics related impacts. We reported a gross loss of $148.5 million, or $122.5 million on an adjusted basis1 after adding back the impact of the $26.0 million charge related to our SKU rationalization initiative under our Back to Basics strategy. The gross profit performance compared to last year was primarily due to the decline in sales, including the sales discount accrual of $24.6 million in the quarter, manufacturing idling costs, inventory provisions, and the impact of unwinding excess derivative hedges and cotton commitments.

SG&A expenses for the second quarter of 2020 totaled $64.9 million, down $27.1 million compared to SG&A expenses of $92.0 million in the same quarter last year, due mainly to lower compensation, lower volume-driven distribution costs, and cost containment efforts.

Impairment of trade accounts receivable in the second quarter of 2020 was a recovery of $6.3 million as strong collections in the quarter, which were better than anticipated, led to a reduction in accounts receivable trade balances. Restructuring and acquisition-related costs for the second quarter were $29.0 million. These costs related primarily to actions taken to right-size and manage our manufacturing and SG&A cost base more efficiently in the context of the current environment and a gradual economic recovery.

The operating loss for the second quarter of 2020 totaled $236.1 million. Before reflecting restructuring and acquisition-related costs and the charges related to our imprintables SKU rationalization initiative, on an adjusted basis1, the operating loss for the quarter was $181.1 million. Further, net financial expenses in the quarter of $16.1 million were up $5.5 million over the prior year, mainly due to fees related to the covenant amendment and higher average borrowing levels. Consequently, we reported a net loss of $249.7 million, or $1.26 per share on a diluted basis, for the three months ended June 28, 2020 and an adjusted net loss of $196.6 million, or $0.99 per share on a diluted basis.

Despite this loss, we generated $177.1 million of free cash flow in the second quarter of 2020, compared to $26.0 million of free cash flow in the second quarter last year by tightly managing working capital and suspending non-critical capital expenditures, which more than offset the earnings loss in the quarter. We had strong collections in the quarter, drew down our inventory levels to service sales while manufacturing facilities remained idle and spent $5.2 million in maintenance capital expenditures. As a result, the Company ended the second quarter of 2020 with net debt1 of $987.3 million and liquidity of approximately $1.2 billion.

Year-to-date operating results
Net sales for the six months ended June 28, 2020 of $688.8 million were down 51.7% over the same period last year, reflecting declines of 56.5% in activewear sales and 30.7% in the hosiery and underwear category. The decrease in activewear sales where we generated sales of $504.2 million was primarily due to lower unit sales severely hampered by the downturn in demand as a result of the COVID-19 pandemic combined with the impact of distributor inventory de-stocking in imprintables, unfavourable product-mix and the impact of pricing action taken in imprintables during the second quarter. Similarly, sales in the hosiery and underwear category where we generated sales of $184.6 million on a year-to-date basis, also reflected widespread retail store closures starting during the latter part of March of 2020 and extending through most of the second quarter. The decline in this sales category was due to lower sock sales, which also included the impact of the exit of a sock program in the mass channel, partly offset by higher underwear sales. The year-to-date increase in underwear sales was driven by higher sales of private brand men's underwear, partly offset by the COVID-19 impacted demand environment and the exit of a branded underwear program in the mass channel in 2019.

We reported a gross loss for the first half of the year of $41.9 million and $7.9 million on an adjusted basis due to the impact of the pandemic. The significant decline over the prior year period was mainly due to lower unit sales volumes, unabsorbed fixed manufacturing costs while capacity was idle, inventory provisions, as well as the impact of exiting excess commodity derivative hedges and cotton commitments, all of which were triggered by the pandemic. The year-to-date gross loss also reflected unfavourable product-mix and higher promotional discounting in the imprintables channel, partly offset by a stronger mix of products sold in retail.

SG&A expenses of $138.9 million for the six months ended June 28, 2020 were down $46.1 million as a result of lower compensation, volume-driven distribution costs, and cost containment efforts. Impairment of trade accounts receivable totaled $14.5 million down from $24.8 million last year, primarily due to the non-recurrence of a loss related to a distributor receivership situation which occurred last year, partly offset by an increase in the estimate for our allowance of expected credit losses due to the current economic environment. Restructuring and acquisition-related costs of $39.2 million for the first six months of 2020 primarily related to Back to Basics initiatives, including consolidation of manufacturing operations and other manufacturing optimization initiatives.

Consequently, after reflecting these charges and the first quarter goodwill impairment charge of $94.0 million related to our hosiery cash generating unit (CGU), we incurred an operating loss of $328.4 million for the first six months of 2020 compared to operating income of $146.8 million in same period last year. Excluding restructuring and acquisition-related costs, charges related to rationalized imprintables product SKUs and the impairment for goodwill and intangible assets, the year-to-date adjusted operating loss1 totaled $161.2 million compared to adjusted operating income1 of $173.7 million last year. The decline reflected the lower sales base and the negative operating margin which led to a reported net loss for the first half of 2020 of $349.0 million, or $1.76 per share on a diluted basis, and an adjusted loss of $185.4 million, or $0.93 per share.

Current market environment
As previously announced, due to the unprecedented nature and uncertainty related to the impacts of COVID-19, the Company withdrew its guidance for 2020 on March 23, 2020. While the Company is not providing full year 2020 guidance at this time, the following reflects what we are currently seeing in the market environment.

Since April, POS in the US imprintables channel started to improve sequentially on a monthly basis, with average POS for the second quarter down approximately 50% year-over-year and ending the quarter down in the 20% range, which was better than expected. As we moved into July, POS for imprintables in the U.S. further improved early in the month but has retracted back to the down 15% to 20% range. Separately, we also started to see sell-through trends in retail improve in the latter part of the second quarter as government restrictions eased and retail stores began re-opening. We have seen further retail POS improvement in July and we are encouraged by our retail sales thus far in the third quarter, which are tracking slightly ahead of prior year levels. POS in the mass and on-line channels continue to perform in the strong double-digit range driving this improvement, while POS within certain mid-tier retailers such as department stores, national chains and sports specialty are still down in the 20% to 30% range compared to prior year levels.

While the signs of recovery are encouraging, the trajectory of the pandemic remains uncertain given recent increases in COVID-19 cases in various regions and renewed focus on social distancing measures. Despite this uncertainty, however, we believe we have taken timely and important actions to put in place the necessary financial and operating flexibility to allow us to navigate through this environment and to emerge from the pandemic in a strong overall competitive position.

Disclosure of outstanding share data
As at July 24, 2020, there were 198,224,646 common shares issued and outstanding along with 2,219,128 stock options and 115,500 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss the Company's second quarter 2020 results today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call can be accessed by dialing (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 5179253#. A replay will be available for 7 days starting at 11:30 AM ET by dialing (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 28, 2020, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q2 2020	Q2 2019	Variation (%)	YTD 2020	YTD 2019	Variation (%)
Net sales	229.7	801.6	(71.3)%	688.8	1,425.6	(51.7)%
Gross profit (loss)	(148.5)	222.8	n.m.	(41.9)	383.5	n.m.
Adjusted gross profit (loss)(1)	(122.5)	222.8	n.m.	(7.9)	383.5	n.m.
SG&A expenses	64.9	92.0	(29.5)%	138.9	185.0	(24.9)%
Impairment (reversal of impairment) of trade accounts receivable	(6.3)	0.4	n.m.	14.5	24.8	(41.5)%
Restructuring and acquisition-related costs	29.0	16.3	77.9%	39.2	26.9	45.7%
Impairment of goodwill and intangible assets	—	—	n.m.	94.0	—	n.m.
Operating income (loss)	(236.1)	114.1	n.m.	(328.4)	146.8	n.m.
Adjusted operating income (loss)(1)	(181.1)	130.4	n.m.	(161.2)	173.7	n.m.
Adjusted EBITDA(1)	(137.2)	174.5	n.m.	(87.0)	257.8	n.m.
Financial expenses	16.1	10.6	51.9%	24.0	19.7	21.8%
Income tax (recovery) expense	(2.5)	3.8	n.m.	(3.4)	4.7	n.m.
Net earnings (loss)	(249.7)	99.7	n.m.	(349.0)	122.4	n.m.
Adjusted net earnings (loss)(1)	(196.6)	115.0	n.m.	(185.4)	147.8	n.m.

Basic EPS	(1.26)	0.49	n.m.	(1.76)	0.59	n.m.
Diluted EPS	(1.26)	0.49	n.m.	(1.76)	0.59	n.m.
Adjusted diluted EPS(1)	(0.99)	0.56	n.m.	(0.93)	0.72	n.m.

Gross margin	(64.6)%	27.8%	(92.4) pp	(6.1)%	26.9%	(33.0) pp
Adjusted gross margin(1)	(52.2)%	27.8%	(80.0) pp	(1.1)%	26.9%	(28.0) pp
SG&A expenses as a percentage of sales	28.3%	11.5%	16.8 pp	20.2%	13.0%	7.2 pp
Operating margin	(102.8)%	14.2%	(117.0) pp	(47.7)%	10.3%	(58.0) pp
Adjusted operating margin(1)	(77.2)%	16.3%	(93.5) pp	(23.0)%	12.2%	(35.2) pp

Cash flows from (used in) operating activities	181.8	79.5	128.7%	(27.6)	(25.7)	n.m.
Capital expenditures	5.2	55.9	(90.7)%	30.8	78.8	(60.9)%
Free cash flow(1)	177.1	26.0	581.2%	(57.9)	(101.8)	n.m.
n.m. = not meaningful

As at	Jun 28, 2020	Dec 29, 2019
Inventories	1,032.7	1,052.1
Trade accounts receivable	158.6	320.9
Net indebtedness(1)	987.3	862.4
Net debt leverage ratio(2)	4.9	1.6
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 2.0 at June 28, 2020.

Supplemental Information COVID-related Impacts and Back to Basics Initiatives for the three months ended June 28, 2020
(in $ millions)	Back to Basics Initiatives	COVID-related costs/charges
The following costs and charges are Included in the line items below:
Net sales
Pricing action	24.6	—
Cost of sales
Manufacturing idling costs	—	85.9
Unwinding excess commodity derivative hedges and cotton commitments	—	24.6
Imprintable SKU rationalization(1)	26.0	—
Retail inventory product-line management	16.0	—
Other retail inventory charges	—	14.0
Closure of specialty yarn spinning facility	0.8	—
Other	1.0	2.8
Selling, general and administrative expenses (SG&A)
Right-sizing of SG&A	—	2.6
Other	—	1.0
Impairment (reversal of impairment) of trade accounts receivable	—	(6.3)
Restructuring and acquisition-related costs
Closure of specialty yarn spinning facility(1)	21.9	—
Right-sizing of SG&A(1)	—	2.1
Other(1)	5.0	—
Financial expenses, net	—	3.9
Income tax recovery on restructuring and acquisition-related costs(1)	(1.9)	—
	93.4	130.6
(1) Excluded from adjusted net earnings of which $27.1 relates to after tax restructuring and acquisition-related costs and $26.0 million relates to charge for imprintables SKU rationalization initiative.
Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q2 2020	Q2 2019	Variation (%)	YTD 2020	YTD 2019	Variation (%)
Activewear	131.6	665.6	(80.2)%	504.2	1,159.2	(56.5)%
Hosiery and underwear	98.1	136.0	(27.9)%	184.6	266.4	(30.7)%
	229.7	801.6	(71.3)%	688.8	1,425.6	(51.7)%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q2 2020	Q2 2019	Variation (%)	YTD 2020	YTD 2019	Variation (%)
United States	185.7	683.9	(72.8)%	575.1	1,214.7	(52.7)%
Canada	8.6	27.3	(68.5)%	24.9	53.1	(53.1)%
International	35.4	90.5	(60.9)%	88.8	157.8	(43.7)%
	229.7	801.7	(71.3)%	688.8	1,425.6	(51.7)%

Definition and reconciliation of non-GAAP financial measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this press release, except as otherwise discussed below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. For fiscal 2020, adjusted net earnings also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances that were recognized in the Company’s financial statements in the fourth quarter of fiscal 2019 and in the first six months of fiscal 2020. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Net earnings (loss)	(249.7)	99.7	(349.0)	122.4
Adjustments for:
Restructuring and acquisition-related costs	29.0	16.3	39.2	26.9
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiative(1)	26.0	—	34.0	—
Income tax recovery relating to the above noted adjustments	(1.9)	(1.0)	(3.6)	(1.5)
Adjusted net earnings (loss)	(196.6)	115.0	(185.4)	147.8
Basic EPS	(1.26)	0.49	(1.76)	0.59
Diluted EPS	(1.26)	0.49	(1.76)	0.59
Adjusted diluted EPS	(0.99)	0.56	(0.93)	0.72
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of adjustments related the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first six months of fiscal 2020. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Gross profit (loss)	(148.5)	222.8	(41.9)	383.5
Adjustments for:
Impact of strategic product line initiative(1)	26.0	—	34.0	—
Adjusted gross profit (loss)	(122.5)	222.8	(7.9)	383.5
Gross margin	(64.6)%	27.8%	(6.1)%	26.9%
Adjusted gross margin(2)	(52.2)%	27.8%	(1.1)%	26.9%
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. For fiscal 2020, adjusted operating income also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first six months of fiscal 2020. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Operating income (loss)	(236.1)	114.1	(328.4)	146.8
Adjustment for:
Restructuring and acquisition-related costs	29.0	16.3	39.2	26.9
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product initiative(1)	26.0	—	34.0	—
Adjusted operating income (loss)	(181.1)	130.4	(161.2)	173.7

Operating margin	(102.8)%	14.2%	(47.7)%	10.3%
Adjusted operating margin(2)	(77.2)%	16.3%	(23.0)%	12.2%
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. For fiscal 2020, adjusted EBITDA also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first six months of fiscal 2020. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Net earnings (loss)	(249.7)	99.7	(349.0)	122.4
Restructuring and acquisition-related costs	29.0	16.3	39.2	26.9
Impairment of goodwill and intangible assets	—	—	94.0	—
Impact of strategic product line initiative(1)	26.0	—	34.0	—
Depreciation and amortization	43.9	44.1	74.2	84.1
Financial expenses, net	16.1	10.6	24.0	19.7
Income tax (recovery) expense	(2.5)	3.8	(3.4)	4.7
Adjusted EBITDA	(137.2)	174.5	(87.0)	257.8
(1) For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q2 2020	Q2 2019	YTD 2020	YTD 2019
Cash flows from (used in) operating activities	181.8	79.5	(27.6)	(25.7)
Cash flows used in investing activities	(4.7)	(53.5)	(30.3)	(77.4)
Adjustment for:
Business acquisitions	—	—	—	1.3
Free cash flow	177.1	26.0	(57.9)	(101.8)

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Jun 28, 2020	Dec 29, 2019
Long-term debt and total bank indebtedness	1,367.0	845.0
Lease obligations	86.2	81.5
Total indebtedness	1,453.2	926.5
Cash and cash equivalents	(465.9)	(64.1)
Net indebtedness	987.3	862.4

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end target net debt leverage ratio of one to two times pro-forma adjusted EBITDA. Due to the current economic environment, the Company does not expect to be within its target range in fiscal 2020. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	Jun 28, 2020	Dec 29, 2019
Adjusted EBITDA for the trailing twelve months	203.2	548.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	203.2	548.1
Net indebtedness	987.3	862.4
Net debt leverage ratio(1)	4.9	1.6
(1) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 2.0 at June 28, 2020.

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, POS levels, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow and liquidity, capital expenditures, capacity expansion plans, dividends, and share buybacks. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and six months ended June 28, 2020 and for the fiscal year ended December 29, 2019 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic, including the scope and duration of government mandated private sector shutdowns and social distancing measures;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including the severity and duration of the economic slowdown and recessions following the COVID-19 pandemic;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;

•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, and pandemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility® program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Corporate Communications & Marketing (514) 343-8814 ggosselin@gildan.com

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